SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For June 4, 2013

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

(1)	The Press Release issued on June 4, 2013.

CORPORATE COMMUNICATIONS
PRESS RELEASE	Amsterdam, 4 June 2013

William Connelly to present at ING Benelux Conference

Today, William Connelly, CEO of ING Commercial Banking, will address the ING Benelux Conference in New York.

In his presentation, William Connelly will demonstrate ING Commercial Banking’s strategy and its significant contribution to the overall results of ING Bank. In the first quarter of 2013 ING Commercial Banking contributed almost 50% of the total Bank pre-tax profit and it is on track to reach a sustainable Return on Equity of at least 13% by 2015.

ING Commercial Banking’s strategy is aimed at further strengthening of client relationships and realising attractive returns by building on its leadership positions in core markets and products and by optimising its client coverage and service model. Furthermore, ING Commercial Banking will continue to invest and to grow its market share in product capabilities, particularly in Transaction Services, and leverage its network spanning over 40 countries for increased international flows.

William Connelly will also elaborate on ING’s strong Industry Lending business which consists in large part of Structured Finance. He will highlight ING Commercial Banking’s ability to selectively grow the loan book, particularly in high yielding Structured Finance assets, after ING made major strides in 2012 to optimise the balance sheet and de-risk the investment portfolio. He will also elaborate on ING Commercial banking’s Financial Markets’ well diversified business that provides hedging and financing solutions to corporate and institutional clients.

Today’s presentation, “Extracting more value from the existing franchise” by William Connellly, which he will also address at the Deutsche Bank Global Financial Services Investor Conference on 5 June in New York, can be viewed/downloaded via ING’s corporate website or SlideShare.

Press enquiries	Investor enquiries
Frans Middendorff	Investor Relations
+31 20 57 66385	+31 20 57 66396
Frans.Middendorff@ing.com	Investor.Relations@ing.com

ING PROFILE

ING is a global financial institution of Dutch origin, offering banking, investments, life insurance and retirement services to meet the needs of a broad customer base. Going forward, we will concentrate on our position as an international retail, direct and commercial bank, while creating an optimal base for an independent future for our insurance and investment management operations

IMPORTANT LEGAL INFORMATION

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) the implementation of ING’s restructuring plan to separate banking and insurance operations, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in investor, customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (17) changes in credit-ratings, (18) ING’s ability to achieve projected operational synergies and (19) the other risks and uncertainties detailed in the Risk Factors section contained in the most recent annual report of ING Groep N.V. Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ H. van Barneveld
H. van Barneveld
General Manager Group Finance & Control

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: June 4, 2013